A2Z Smart Technologies Retains IMS Investor Relations

TEL AVIV, ISRAEL / ACCESSWIRE / June 8, 2021 / A2Z Smart Technologies Corp. ("A2Z" or the "Company") (TSXV: AZ) (OTCQX: AAZZF), an innovative technology company specializing in state-of-the-art automation and electronics technology including the Cust2Mate smart shopping cart platform, today announced the retention of Institutional Marketing Services, Inc. (dba IMS Investor Relations) ("**IMS**") to develop and execute a comprehensive investor relations and financial communications program.

Bentsur Joseph, Chief Executive Officer of A2Z, stated, "As we increase our focus on the consumer markets with the global roll out of our Cust2Mate smart shopping cart solution, we believe it is important for us to establish a presence in the United States by retaining a firm that will provide us with an industry leading investor relations and communications program. We look forward to working with IMS Investor Relations to ensure we have the best communications strategies in place to enhance our efforts around proactively engaging with investors in the United States and worldwide."

John G. Nesbett, Founder and President of IMS Investor Relations, stated, "A2Z Smart Technologies is at a critical and exciting point in their development with the worldwide launch of their Cust2Mate smart shopping cart solution. With three decades of proven success designing state-of-the-art solutions for the Israeli security and defense forces, A2Z has the experience and resources to become a leader in the consumer marketplace as well. We look forward to supporting them by leveraging our expertise to help convey A2Z's value to Wall Street as the Company expands to a global scale."

IMS has been retained for a period of six months, after which the contract will continue on a month-to-month basis, and will be compensated $8,000.00 per month.

About IMS Investor Relations

IMS Investor Relations (www.imsinvestorrelations.com) helps small to mid-sized public companies ensure their public listing is a vital strategic asset with a credible and resonating brand, aligned shareholders and a valuation reflective of the long-term value of the business. IMS was founded to shine a much-needed light on microcap to mid-cap companies, a sector that is often misunderstood, underfollowed and undervalued by Wall Street. The firm's vast expertise in this space, trusted reputation and extensive relationships with analysts, institutional investors, family offices and brokers opens doors often kept closed to others. IMS prides itself on its longstanding client relationships due to its ability to understand its clients' needs and its agility in addressing the challenges of today's ever evolving financial landscape.

About A2Z Smart Technologies Corp

A2Z Smart Technologies Corp. creates innovative solutions for complex challenges. A2Z's flagship product is the world's first proven-in-use mobile self-checkout shopping chart. With its user-friendly smart algorithm, touch screen, and computer-vision system, Cust2Mate streamlines the retail shopping experience by automatically scanning purchased products and enabling in-cart payment so that customers can simply "pick & go", and bypass long cashier checkout lines. This results in a more efficient shopping experience for customers, less unused shelf-space and manpower requirements, and advanced command and control capabilities for store managers. Cust2Mate's SAAS-based software solution also provides shelf heatmaps for targeted advertising, direct marketing and special promotions that generate increased revenues and profits for retailers.

Additional A2Z products include advanced automotive fire prevention systems, bomb-defusing robots, and portable energy systems. The goal of all A2Z's products is to save time, save money and save lives.

Cautionary Statement Regarding Forward-Looking Statements

The TSX Venture Exchange Inc. has in no way passed upon the merits of the Company has neither approved nor disapproved the contents of this press release. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This news release contains forward-looking information, which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectation. Important factors - including the availability of funds, the results of financing efforts, the results of exploration activities -- that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This press release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities described herein in the United States or elsewhere. These securities have not been, and will not be, registered in the United States Securities Act of 1933, as amended, or any state securities laws, and may not be offered or sold in the United States or to U.S. persons unless registered or exempt therefrom.

Contact Information:

IMS Investor Relations

John Nesbett/Jennifer Belodeau
Telephone: 203.972.9200
Email: jnesbett@imsinvestorrelations.com

A2Z Smart Technologies Corp.

Gadi Levin, Chief Financial Officer
Telephone: +972-8-932-4333
Email: gadi@a2zas.com